EXHIBIT 99.1

XL CAPITAL ASSURANCE INC.
AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(UNAUDITED)
(U.S. Dollars in thousands, except share and per share amounts)

	As At	As At
	March 31,	December 31,
	2005	2004

Assets

Investments:
Fixed maturities available for sale, at fair value
(amortized cost: 2005 - $273,576; 2004 - $270,523)	$272,027	$272,950
Short-term investments, at fair value
(amortized cost: 2005 - $5,177; 2004 - $3,657)	5,171	3,657

Total investments	277,198	276,607

Cash and cash equivalents	19,439	58,038
Accrued investment income	1,846	2,564
Prepaid reinsurance premium	367,251	362,725
Premiums receivable	2,517	6,938
Reinsurance balances recoverable on unpaid losses	93,763	91,111
Intangible assets - acquired licenses	11,529	11,529
Deferred Federal income tax assets	18,651	17,260
Intercompany receivable from affiliates	3,328	-
Other assets	22,946	20,676

Total assets	$818,468	$847,448

Liabilities and Shareholder's Equity

Liabilities:
Unpaid losses and loss adjustment expenses	$98,409	$95,324
Deferred premium revenue	411,315	406,296
Deferred ceding commissions, net	34,570	37,270
Reinsurance premiums payable	11,570	25,849
Accounts payable, accrued expenses and other liabilities	25,780	25,182
Current Federal income tax payable	3,892	2,917
Intercompany payable to affiliates	-	20,644

Total liabilities	585,536	613,482

Shareholder's Equity:
Common stock (par value $7,500 per share; 8,000 shares
authorized; 2,000 shares issued and outstanding)	15,000	15,000
Additional paid-in capital	239,173	239,173
Accumulated other comprehensive income (Net of deferred
Federal income tax effect of: 2005 - ($542); 2004 - $850)	(1,013)	1,578
Accumulated deficit	(20,228)	(21,785)

Total shareholder's equity	232,932	233,966

Total liabilities and shareholder's equity	$818,468	$847,448

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Operations and Comprehensive Income
(UNAUDITED)
(U.S. Dollars in thousands)

	Three months ended
	March 31,

	2005	2004

Revenues
Gross premiums written	$37,414	$41,939
Ceded premiums written	(33,708)	(31,692)

Net premiums written	3,706	10,247
Change in deferred premium revenue	(493)	(6,491)

Net premiums earned (Net of ceded earned premium for the	3,213	3,756
three months of $29,181 in 2005 and $20,257 in 2004)
Net investment income	3,034	2,495
Net realized gains (losses) on investments	(56)	473
Net realized and unrealized gains on credit derivatives	208	318
Fee income and other	55	-

Total revenues	6,454	7,042

Expenses
Net losses and loss adjustment expenses (net of ceded losses	362	657
and loss adjustment expenses for the three months of
$3,922 in 2005 and $2,934 in 2004)
Net operating expenses	3,560	6,239

Total expenses	3,922	6,896

Income before Federal income tax expense	2,532	146

Current Federal income tax expense	975	50

Total Federal income tax expense	975	50

Net income	1,557	96

Comprehensive Income (Loss)
Other comprehensive income (loss)	(2,591)	2,631

Comprehensive income (loss)	$(1,034)	$2,727

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Changes in Shareholder’s Equity
(UNAUDITED)
(U.S. Dollars in thousands, except share amounts)

	Three months ended	Year Ended
	March 31,	December 31,
	2005	2004

Common Shares
Number of shares, beginning of year	2,000	2,000

Number of shares, end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance- end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	239,173	239,173

Balance- end of period	239,173	239,173

Accumulated Other Comprehensive Income
Balance - beginning of year	1,578	1,327
Net change in unrealized appreciation of investments, net of
deferred Federal tax expense (benefit) of ($1,393) in 2005 and $134 in 2004	(2,591)	251

Balance- end of period	(1,013)	1,578

Accumulated deficit
Balance - beginning of year	(21,785)	(18,272)
Net income (loss)	1,557	(3,513)

Balance- end of period	(20,228)	(21,785)

Total shareholder's equity	$232,932	$233,966

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
(UNAUDITED)
(U.S. Dollars in thousands)

	Three months ended
		March 31,
	2005		2004

Cash flows from operating activities:
Net Income (loss)	$1,557		$96
Adjustments to reconcile net income (loss) to net cash used in operating activities
Net realized (gains) losses on sale of investments	56		(473)
Net realized and unrealized (gains) losses on credit derivatives
excluding cash received and paid	(208)		(318)
Amortization of premium on bonds	317		380
Increase in unpaid losses and loss adjustment expenses, net	433		657
Increase in deferred premium revenue, net	493		6,491
(Decrease) in deferred ceding commissions, net	(2,700)		(1,240)
(Decrease) in reinsurance premiums payable	(14,279)		(17,875)
Decrease (increase) in premiums receivable	4,421		(1,426)
Decrease in accrued investment income	718		649
Increase in current Federal income tax payable	975		50
Increase (decrease) in accounts payable and accrued expenses	807		(5,619)
(Decrease) in intercompany payable to affiliates	(23,972)		(6,673)
Other	(2,283)		1,812

Total adjustments	(35,222)		(23,585)

Net cash used in operating activities	(33,665)		(23,489)

Cash flows from investing activities:
Proceeds from sale of fixed maturities and short-term investments	14,635		64,659
Purchase of fixed maturities and short-term investments	510		(69,740)
Increase (decrease) in payable for securities purchased	(20,079)

Net cash (used in) provided by investing activities	(4,934)		(5,081)

Decrease in cash and cash equivalents	(38,599)		(28,570)

Cash and cash equivalents- beginning of year	58,038		76,854

Cash and cash equivalents- end of period	$19,439		$48,284

Taxes paid	$-		$-

See accompanying notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

1. Organization and Ownership

XL Capital Assurance Inc. (the “Company”) is a wholly owned subsidiary of XL Reinsurance America, Inc. (“XL RE AM”). XL RE AM and the Company are indirect wholly owned subsidiaries of XL Capital Ltd (“XL Capital”), a Cayman Islands exempted limited company whose shares are listed on the New York Stock Exchange.

The Company is an insurance company domiciled in the State of New York and licensed to conduct financial guaranty insurance business throughout the United States, as well as in Puerto Rico, the District of Columbia, and the U.S. Virgin Islands. The Company has triple-A financial strength ratings from Standard & Poor’s, Moody’s Investors Service, and Fitch Ratings. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guaranty insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through the issuance of credit default swaps.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or issuer. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a reference obligation or entity. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance.

On April 24, 2002, the Company formed XL Capital Assurance (U.K.) Limited, (“XLCA-UK”), an insurance company organized under the laws of England. XLCA-UK is a wholly owned subsidiary of the Company.

In addition to its New York headquarters and London subsidiary (which has a Madrid branch), the Company maintains branch offices domestically in California and abroad in Singapore.

2. Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its subsidiary and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows at March 31, 2005 and for all periods presented, have been made and all significant intercompany accounts and transactions have been eliminated.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2004 consolidated financial statements and notes thereto. The accompanying condensed consolidated balance sheet as of December 31, 2004 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended March 31, 2005 and 2004 are not necessarily indicative of the operating results for the full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as the reported amounts of revenue and expenses. Actual results

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

may differ from those estimates. Certain comparative figures have been reclassified to conform with the current year’s presentation.

3. Credit Default Swaps

Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in “net realized and unrealized gains on credit derivatives”. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as actual and expected loss payments by the Company.

Effective January 1, 2005, the Company changed the presentation of the results from credit default swaps in its statement of operations to reclassify changes in the fair value of such instruments attributable to earnings from premiums received by the Company from the issuance of such contracts and losses from actual and expected payments to counterparties under such contracts from the line item caption entitled “net realized and unrealized gains (losses) on credit derivatives” to the “premium” and “losses and loss adjustment expense” captions in the statement, respectively. In addition, certain reclassifications were made to the Company’s balance sheet to correspond with the aforementioned changes in its statement of operations. This change in presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments. Results of the prior period presented have been reclassified to conform the current period presented.

The credit default swap portfolio consists of structured pools of corporate obligations that were awarded investment grade ratings at the respective deals’ inception. At March 31, 2005, approximately 87% of the portfolio was rated AAA with the remaining 13% allocated to other investment grade ratings. The weighted average term of the contracts in force was approximately 4.15 years, and the credit default swaps represented approximately 9% of the Company’s credit enhancement par exposure at March 31, 2005.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Amounts related to credit default swaps appear in the following financial statement line items as of and for the periods noted:

(U.S. Dollars in thousands)	(Unaudited)
	Three Months Ended
	March 31,

	2005	2004

Income Statement
Gross written premiums	$4,883	$4,992
Net premiums earned	451	393
Net losses and loss expenses	54	93
Net realized and unrealized gains on credit derivatives	208	318

	As of	As of
	March 31,	December 31,
	2005	2004

Assets
Reinsurance balances recoverable on unpaid losses	$8,520	$8,215
Other Assets	22,505	20,514

Total assets	$31,025	$28,729

Liabilities
Unpaid losses and loss adjustment expenses	$9,245	$8,886
Accounts payable, accrued expenses and other liabilities	21,035	19,252

Total liabilities	$30,280	$28,138

4. Recent Developments

In March 2005, the FASB issued FASB Staff Position (“FSP”) FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R) which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what affect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. This statement will be effective for the first quarterly reporting period beginning after March 3, 2005 and is not expected to have a material impact on the Company’s financial condition or results of operations.

The Company is aware of the Securities and Exchange Commission’s (the “SEC”) recent review of the loss reserving practices of the financial guaranty insurance industry. The Company recognizes that there is diversity in practice among financial guarantee insurers and reinsurers with respect to their accounting policies for loss reserves. Current accounting literature, specifically Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 60 "Accounting and Reporting by Insurance Enterprises" ("SFAS 60”) and FASB Statement of Financial Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97"), does not specifically address the unique characteristics of financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contract accounting under the provisions of SFAS 60 and SFAS 97, as well as other accounting literature, such as FASB No. 5 “Accounting for Contingencies” and Emerging Issues Task Force (“EITF”) Issue No. 85-20 “Recognition of Fees for Guaranteeing a Loan”. It is our understanding that the SEC has requested that the FASB review this matter and provide guidance for the accounting of financial guarantee insurance contracts. The Company will continue its loss reserving methodology as described in the 2004 year-end financial statements until further guidance is provided by the SEC or the FASB.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

5. Variable Interest Entities

The Company participates in transactions which utilize variable interest entities (“VIEs”) in the ordinary course of the Company’s business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet VIEs. In synthetic transactions, the Company guarantees payment obligations of counterparties, including VIEs, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these VIEs for fixed premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. These financial guaranty insurance contracts represent variable interests held by the Company in VIEs.

In underwriting financial guaranty insurance, the Company believes the risk of any loss to be remote based upon the Company’s requirement that guaranteed obligations be investment-grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves and other structural protections. Consequently, the Company has determined that it is not the primary beneficiary of any VIEs in which it holds a variable interest. Accordingly, these VIEs are not consolidated.

6. Tax Sharing Agreement

The Company’s U.S. Federal income tax return is consolidated with XLA and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. Federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As of March 31, 2005 and December 31, 2004, the Company had deferred Federal income tax assets of $18,651,000 and $17,260,000, respectively. Management has concluded that the net deferred federal income tax assets are more likely than not to be realized, therefore, no valuation allowance has been provided.

7. Treaties and Agreements with Affiliates

General Services Agreements

The Company entered into a General Services Agreement effective January 28, 2002 (the “XLFAS General Services Agreement”) with an affiliated company, XL Financial Administrative Services Inc. (“XLFAS”). For the three months ended March 31, 2005 and 2004, operating expenses were allocated to the Company under this agreement in the amount of $9,400,635 and $12,497,379, respectively.

In addition to the XLFAS General Services Agreement, the Company has entered into two service agreements with certain of its U.S. affiliates, including its ultimate U.S. holding company, X.L. America, Inc (“XLA”). These services agreements include the Amended and Restated General Services Agreement, dated January 1, 2003 (the “Global Services Agreement”) among X.L. Global Services, Inc.(“XLGS”), XLA on behalf of: the Company, XLFAS and various other affiliates and the Second Amended and Restated General Services Agreement, dated January 1, 2003 (the “XL America General Services Agreement”), among XLA, XLFAS, the Company and various other affiliates. Expenses allocated to the Company under the Global Services Agreement and the XL America General Services Agreement for the three months ended March 31, 2005 and 2004 were $3,627,667 and $2,794,380, respectively.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

Employee Benefit Plans

XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and some other subsidiaries (collectively, the “Plans”). XLFAS’s discretionary contributions to both Plans are based on a fixed percentage of employee contributions and compensation as defined by the Plans. The Company’s share of allocated pension expense was $569,010 and $616,758 for the three months ended March 31, 2005 and 2004, respectively.

Facultative Quota Share Reinsurance Treaties

On October 6, 1999, the Company entered into an arm’s-length Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Financial Assurance Ltd (“XLFA”), a Bermuda financial guaranty reinsurer, which is 86.8% owned by XL Capital through its wholly owned subsidiary, XL Insurance (Bermuda) Ltd. The remaining 13.2% of XLFA is owned by Financial Security Assurance Holdings Ltd., an unrelated company. Under the terms of this agreement, XLFA agrees to reinsure up to 90% of the Company’s acceptable risks. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

The Company entered into a Facultative Master Certificate (the “XL Re Treaty”) with XL RE AM, effective as of December 1, 2002. Under the terms of the XL Re Treaty, XL RE AM agrees to automatically reinsure risks insured by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

Amounts ceded to affiliate reinsurers are as follows:

(U.S. Dollars in thousands)	Three Months	Three Months
	ended March 31,	ended March 31,
	2005	2004

Ceded premiums written	$32,214	$30,454
Ceded premiums earned	27,915	23,354
Ceding commission revenue	8,816	7,304
Ceded losses and loss adjustment expenses	3,606	2,559

Related Party Guarantees

In 2002, the Company began providing financial guaranty insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC, an affiliate of the Company. As of March 31, 2005 and December 31, 2004, the net aggregate amount of investment agreements insured was $264,200,600 and $255,730,165, respectively. These insurance policies are collateralized by investment securities, accrued interest, cash and cash equivalents, which as of March 31, 2005 and December 31, 2004 had an aggregate fair value of $270,653,686 and $262,421,920, respectively. Under these agreements, the Company recorded net premiums written and earned of $608,244 and $405,533 during the three months ended March 31, 2005 and 2004, respectively.